

December 14, 2010

Paul Gain
Chairman and Chief Executive Officer
Monster Offers
4056 Valle Del Sol
P.O. Box 1092
Bonsall, California 92003

> **Re:** **Monster Offers**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009**
> **Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2010**
> **Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2010**
> **Amendment No. 1 to Form 8-K for the period August 30, 2010**
> **File No. 000-53266**

Dear Mr. Gain:

We have reviewed your letter dated November 23, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 5, 2010.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Recent Sales of Unregistered Securities, page 20

1. We refer to the added disclosure to your liquidity and capital resources section regarding the 7.5 million shares issued pursuant to Regulation D, Rule 506 of the Securities Act. Please note that Item 701 of Regulation S-K requires that you provide the requisite information for a three-year period, which you have provided, in part, under management's discussion and analysis. It is unclear from your disclosure, however,

whether the purchasers in the December 2007 private placement were accredited or sophisticated with access to information. Please advise. Further, with respect to the December 2009 private placement, it is unclear to us whether the non-accredited investors were sophisticated.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

2.   We refer to prior comment 12. Please tell us the basis for your conclusion that you will have these deficiencies remedied in "the next few months." In this regard, we note that you have one officer and director. You should also provide a more detailed estimate of when you expect to have the deficiencies in your internal controls remedied than "the next few months."

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

3.   We refer to your revisions made in response to prior comment 15. Please tell us whether Powerhouse Development or Marisela Simmons has ever had in the past a material relationship with your Company or any of its predecessors. To the extent that such a relationship did exist, describe the nature of such relationship.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, Barbara Jacobs, Assistant Director, at (202) 551-3735 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief